August 25, 2010

Frederick M. Danziger, President
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, New York 10020

   RE: **Griffin Land & Nurseries, Inc.**
       Form 10-K FYE November 28, 2009
       Filed February 10, 2010
       File No. 1-12879

Dear Mr. Danziger:

      We have completed our review of your filing and have no further comments at this time.

             Sincerely,

             John Reynolds,
             Assistant Director